Exhibit 16.1

June 3, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated June 3, 2022, of Seanergy Maritime Holdings Corp. and are in agreement with the statements contained in the paragraphs 2 and 3 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece